# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coincheck Group N.V., CIK 0001913847
CUSIP: N20967118
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Apollolaan 151, 1077 AR, Amsterdam, Netherlands (P7), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056645

## Reporting persons
- Koichiro Wada: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 9,700,464; shared voting power 0; sole dispositive power 9,700,464; shared dispositive power 0; aggregate amount beneficially owned 9,700,464 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Coincheck Group N.V.
Address of issuer's principal executive offices: Apollolaan 151, 1077 AR Amsterdam, The Netherlands 0000000

## Item 2. Person Filing
Name of person filing: Koichiro Wada
Address of principal business office or, if none, residence: c/o Coincheck, Inc., Shibuya Sakura Stage Shibuya Side 27F, 1-4 Sakuragaokacho, Shibuya-ku, Tokyo, 150-6227 Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, Reporting Person directly holds 9,700,464 Ordinary Shares.
Percent of class: As of December 31, 2024, Koichiro Wada ("Reporting Person") may be deemed to be the beneficial owner of the percentage of Ordinary Shares listed on such Reporting Person's cover page. Calculation of the percentage of Ordinary Shares of the Issuer beneficially owned is based on 129,703,076 Ordinary Shares outstanding as of December 10, 2024, as disclosed in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on December 16, 2024.
Sole power to vote or to direct the vote: 7.5%
Shared power to vote or to direct the vote: 0%
Sole power to dispose or to direct the disposition: 7.5%
Shared power to dispose or to direct the disposition: 0%

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Koichiro Wada: /s/ Koichiro Wada, Koichiro Wada (02/14/2025)